Exhibit 99.6

MURPHY OIL CORPORATION

STOCK APPRECIATION RIGHT (“SAR”) (Cash Settled)

SAR Number:	Name of SAR Holder:	Number of Shares of Stock subject to this SAR:	SAR Per Share Base Price:

This Stock Appreciation Right granted on and dated February 5, 2013 (the “Grant Date”), by Murphy Oil Corporation, a Delaware corporation (the “Company”), pursuant to and for the purposes of the 2012 Long-Term Incentive Plan (the “Plan”), subject to the provisions set forth herein and in the Plan.

1. The Company hereby grants to the individual named above (the “Participant”) the right to acquire from the Company as set forth herein a cash payment in an amount based on the appreciation from the Grant Date of that number of shares of the Company’s Common Stock, over the base price per share, each as set forth above.

2. Subject to paragraph 3 below, this SAR, two years after its Grant Date, if the Participant has not died or terminated, shall become exercisable as to one-half of the shares subject to this SAR and, three years after its Grant Date, if he/she has still not died or terminated, shall become exercisable as to the remaining shares subject to this SAR: provided, however, this SAR shall not be exercisable whenever such exercise would be a violation of any law or any governmental regulation which the Company may find to be valid and applicable.

3. Unless the Committee shall otherwise determine, this SAR shall become exercisable in full immediately upon a Change of Control as defined in the Plan.

4. This SAR shall expire in the following situations:

(a) If the Participant has a Normal Termination, it shall expire two years thereafter if he/she is still living;

(b) If the Participant terminates otherwise than in a Normal Termination, it shall expire at the time of termination;

(c) If the Participant dies, it shall expire two years after his/her death;

(d) In any event, it shall expire seven years after its Grant Date.

5. This SAR is not assignable except as provided in the case of death and is not subject in whole or in part to attachment, execution or levy of any kind. If the SAR is exercisable after the Participant dies, it is exercisable by his/her designated Beneficiary or, if there is no designated Beneficiary, by the executor or administrator of his/her estate.

6. When this SAR is exercisable as to any number of shares, it can be exercised in respect of that number of shares or any lesser number to a minimum of 50 shares.

Ex. 99.6-1

7. In the event of any relevant change in the capitalization of the Company subsequent to the Grant Date and prior to its exercise, the number of shares and base price will be adjusted to reflect that change.

8. This SAR shall be exercised in writing and in accordance with such administrative regulations or requirements as may be stipulated from time to time by the Committee. Unless otherwise determined by the Committee, this SAR shall be settled by the Company’s delivery to the individual of cash in the amount by which (i) the aggregate date of exercise fair market value of the shares with respect to which this SAR is being exercised exceeds (ii) the aggregate base price of such shares, less applicable statutory withholding taxes. In case of the exercise of this SAR in full, it shall be surrendered to the Company for cancellation. In case of the exercise of this SAR in part, this SAR shall be delivered by the Optionee to the Company for the purpose of making appropriate notation thereon or of otherwise reflecting in such manner as the Company shall determine the result of such partial exercise of the SAR.

9. In this SAR

“Beneficiary” means the person designated by the Participants to the Company as the person entitled to exercise this SAR upon the death of the Participants;

“Employer” means the Company or any subsidiary thereof by whom the Participants is employed;

“Committee” means the Executive Compensation Committee of the Board of Directors of the Company;

“Expire” means cease to be exercisable;

“Normal Termination” means terminate

(i)	at normal retirement time,

(ii)	for permanent and total disability, or

(iii)	with employer approval and without being terminated for cause;

“Terminate” means cease to be an employee of the Company or a subsidiary except by death, but a change of employment from the Company or one subsidiary to another subsidiary or to the Company shall not be considered a termination. For this purpose, a subsidiary is any corporation of which the Company owns or controls, directly or indirectly, more than 50% of the stock possessing the right to vote for the election of directors.

Attest:	MURPHY OIL CORPORATION

By

Ex. 99.6-2